UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Citiesense Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 10, 2017

Physical address of issuer
335 Madison Avenue, New York, NY 10017

Website of issuer
https://www.citiesense.com

Current number of employees
0

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$52,969.36	$57,423.00
Cash & Cash Equivalents	$0.00	$34,773.00
Accounts Receivable	$19,451.00	$16,380.00
Short-term Debt	$28,155.38	$34,340.00
Long-term Debt	$15,708.25	$15,708.00
Revenues/Sales	$66,023.80	$38,463.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(-7,821.34)	$2,409.00

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/ Starling Childs
89E36A0E1E36492...
(Signature)

Starling Childs
(Name)

Chief Executive Officer, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Starling Childs
89E36A0E1E36492...
(Signature)

Starling Childs
(Name)

Chief Executive Officer, Director
(Title)

4/29/2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

EXHIBIT A
(EXHIBIT A TO FORM C-AR)

SUMMARY	7
The Business	7
RISK FACTORS	7
Risks Related to the Company's Business and Industry	7
BUSINESS	14
Description of the Business	14
Business Plan	14
The Company's Products and/or Services	14
Product / Service	14
Description	14
Current Market	14
Competition	15
Customer Base	15
Intellectual Property	15
Litigation	16
DIRECTORS, OFFICERS, AND MANAGERS	16
CAPITALIZATION AND OWNERSHIP	17
Capitalization	17
Ownership	18
FINANCIAL INFORMATION	18
Recent Tax Return Information	18
Operations	19
Liquidity and Capital Resources	19
Capital Expenditures and Other Obligations	19
Material Changes and Other Information	19
Restrictions on Transfer	19
Other Material Terms	20
TAX MATTERS	20
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	20

April 29, 2020

Form C-AR

Citiesense Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Citisense Inc., a Delaware corporation (the "**Company**," "**Citisense**", as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 29, 2020.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR,. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company provides a knowledge management platform for local business communities as a Software as a Service business. The platform enables neighborhood operators, such as Business Improvement Districts ("**BIDs**"), and their members to centralize all data about their neighborhood. It also equips them with map-based data analytics and tools like QR Code generators used to inventory and manage community assets, so they can keep track of local businesses, real estate, streets, and parks. By equipping communities with the Citiesense platform, cities are able to organize the most accurate information about neighborhoods -- such as storefront vacancy, tenancy, foot traffic, development and more, in order to guide operations, planning and development in the right direction.

Citiesense Inc. is a Delaware corporation, incorporated on February 10, 2017. The Company previously existed as a limited liability company in Connecticut, known as Citiesense LLC, which was formed on March 1, 2013.

The Company is located at 335 Madison Avenue, New York, NY 10017.

The Company's website is https://www.citiesense.com/.

The Company conducts business in New York.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company attempted to raise in the offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Our success depends on our ability to overcome significant competition.
The market for our products and services is extremely competitive and subject to rapid change. We compete with a variety of large and small providers of the business lines in which we operate. We also face competition for certain aspects of our product and service offerings from major systems integrators, and our customers have alternatives to our proprietary software. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition, and larger customer bases than we do. This may allow our present or future competitors to develop products comparable or superior to those we offer; adapt more quickly than we do to new technologies, evolving industry trends or customer requirements; execute more effectively on their marketing and sales strategies and leverage their internal relationships; and devote greater resources to the development, promotion and sale of their products than we do. For example, some of our competitors offer products outside our segment and routinely bundle these products with the kind of product we offer. Also, some of our competitors are expanding their competitive product offerings and strengthening their market position through increases in capital expenditures for internal research and development. Accordingly, we may not be able to compete effectively in our markets or against existing and future competitors, which could adversely affect our business and operating results.

Additionally, consolidation in the industry has been a trend in recent years and is continuing at a rapid pace. Our current and potential competitors could make additional strategic acquisitions, consolidate their operations, or establish cooperative relationships among themselves or with other solution providers, allowing them to broaden their offerings of products and solutions and more effectively address the needs of our prospective customers, including acting as sole-source vendors for our customers. If any of this were to occur, it could adversely affect our business and operating results.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus ("**COVID-19**") and its effect on the world in general, and on the financial market may negatively affect the Company. The effect of COVID-19 on the financial market and the Company is unknown at current. However, given market

turmoil, "social distancing" and efforts to contain the virus, as well as the potential impact to consumer confidence, employment and spending power, the virus is likely to have a negative impact, at least in the short term. The extent of the impact on our market and the Company also depends on how long the crisis persists. Revenue to the Company may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

We rely on Internet search engines to drive traffic to our websites. If search results do not feature our websites prominently, traffic to our websites would decrease and our business could be adversely affected.
Google, Bing, Yahoo! and other Internet search websites drive traffic to our website. However, our ability to maintain high organic search result rankings is not entirely within our control. Our competitors' search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than the rankings our websites receive, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings, each of which could slow the growth of our user base. Further, search engine providers could align with our competitors, which could adversely affect traffic to our websites. If we experience a material reduction in the number of users directed to our websites through Internet search engines, our business, results of operations and financial condition could be adversely affected.

We may not be able to successfully introduce new or upgraded information, analytics and online marketplace services or combine or shift focus from services with less demand, which could decrease our revenues and our profitability.
Our future business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, and to successfully introduce new and upgraded services into the marketplace. To be successful, we must adapt to changes in the industry, as well as rapid technological changes by continually enhancing our information, analytics and online marketplace services. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes heavy burdens on the Company. The processes are costly, and our efforts to develop, integrate and enhance our services may not be successful. As we continue to combine our operations with those that we have acquired, we must continue to assess the purposes for which various services may be used alone or together, and how we can best address those uses through stand-alone services or combinations of coordinating applications. In addition, successfully launching and selling a new or upgraded service puts additional strain on our sales and marketing resources. If the marketing campaign does not continue to increase brand awareness, site traffic and/or revenues, it could have an adverse effect on our financial results. Additionally, if we eliminate or phase out a service and are not able to offer and successfully market and sell an alternative service, our revenue may decrease, which could have a material adverse effect on our results of operations.

If we do not invest in product development and provide services that are attractive to our users and to our advertisers, our business could be adversely affected.
Our success depends on our continued improvements to provide services that make our marketplaces useful for users and attractive to our advertisers. As a result, we must continually invest resources in research and development to improve the appeal and comprehensiveness of our services and effectively incorporate new technologies. If we are unable to provide services that users want to use, then users may become dissatisfied and use competitors' websites. If we are unable to continue offering innovative services, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which could harm our business, results of operations and financial condition.

We depend on a few major customers for a substantial portion of our net sales.
Only a few customers accounted for the vast majority percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our major customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of

accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Technical problems or disruptions that affect either our customers' ability to access our services, or the software, internal applications, database and network systems underlying our services, could damage our reputation and brands and lead to reduced demand for our information, analytics and online marketplace services, lower revenues and increased costs.

Our business, brands and reputation depend upon the satisfactory performance, reliability and availability of our websites, the Internet and our service providers. Interruptions in these systems, whether due to system failures, computer viruses, software errors, physical or electronic break-ins, or malicious hacks or attacks on our systems (such as denial of service attacks), could affect the security and availability of our services on our mobile applications and our websites and prevent or inhibit the ability of users to access our services. Our operations also depend on our ability to protect our databases, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, flood, power loss, security breaches, computer viruses, telecommunications failures, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. Our users rely on our services when conducting their own businesses. Disruptions in, or reductions in ability to access, our services for whatever reason could damage our users' businesses, harm our reputation, result in additional costs or result in reduced demand for our information, analytics and online marketplace services, any of which could harm our business, results of operations and financial condition.

In addition, the software, internal applications and systems underlying our services are complex and may not be error-free. Our careful development and testing may not be sufficient to ensure that we will not encounter technical problems when we attempt to enhance our software, internal applications and systems. Any inefficiencies, errors or technical problems with our software, internal applications and systems could reduce the quality of our services or interfere with our customers' access to our information, analytics and online marketplaces, which could reduce the demand for our services, lower our revenues and increase our costs. Any errors, defects, disruptions or other performance problems with our services could harm our reputation, business, results of operations and financial condition.

If we are not able to obtain and maintain accurate, comprehensive or reliable data, we could experience reduced demand for our information, analytics and online marketplace services.

Our success depends on our clients' confidence in the comprehensiveness, accuracy and reliability of the data and analysis we provide. The task of establishing and maintaining accurate and reliable data and analysis is challenging. If our data, including the data we obtain from third parties, or analysis is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could result in lower revenues and higher expenses.

We may not be able to successfully halt the operation of websites that aggregate our data, as well as data from other companies, such as copycat websites that may misappropriate our data.

Third parties may misappropriate our data through website scraping, robots or other means and aggregate this data on their websites with data from other companies. In addition, "copycat" websites may misappropriate data on our website and attempt to imitate our brands or the functionality of our website. We may not be able to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In some cases, particularly in the case of websites operating outside of the U.S., our available remedies may not be adequate to protect us against the misappropriation of our data. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources.

Our current or future geographic expansion plans may not result in increased revenues, which may negatively impact our business, results of operations and financial position.

Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our financial position could be adversely affected. In addition, if we incur significant costs to improve data quality within existing markets, or are not successful in marketing and selling our services in these markets or in new markets, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

Aspects of our business may be subject to privacy concerns and a variety of U.S. and international laws regarding data protection.
Aspects of our business may be subject to federal, state and international laws regarding privacy and protection of user data. Any failure by us to comply with federal, state privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others which could harm our business, operating results and financial condition.

It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines and penalties, a governmental order requiring that we change our data practices could result, which in turn could harm our business, operating results and financial condition. Compliance with these regulations may involve significant costs or require changes in business practices that result in reduced revenue. Noncompliance could result in penalties being imposed on us or orders that we cease conducting the noncompliant activity.

Our actual or perceived failure to comply with privacy laws and standards could adversely affect our business, financial condition and results of operations.
We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate between our locations around the world and with our clients. We collect, use and disclose personally identifiable information, including among other things names, addresses, phone numbers and email addresses. In addition, we may collect personal information from tenants and landlords. As a result, we are subject to a variety of state, national, and international laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data, including among others, the Fair Credit Reporting Act, Health Insurance Portability and Accountability Act, Gramm-Leach Bliley, Children's Online Privacy Protection Act. Laws and regulations related to privacy and data protection are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with any of the foregoing laws and regulations can be costly and can delay or impede the development of new products. A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us.

Our actual or alleged failure to comply with applicable privacy or data security laws, regulations and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition and results of operations. Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. We could be subject to legal claims, government action, harm to our reputation or experience significant remediation costs if we experience a security breach or our practices fail, or are seen as failing, to comply with applicable laws concerning personally identifiable information.

Concern of prospective customers regarding our use of the personal information collected on our websites or collected when performing our services could keep prospective customers from subscribing to our services. Industry-wide incidents or incidents with respect to our websites, including misappropriation of third-party information, security breaches or changes in industry standards, regulations or laws, could deter people from using the Internet or our websites to conduct transactions that involve the transmission of confidential information, which could harm our business.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel, such as Starling Childs, in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Starling Childs or any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and

maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our software may have defects or errors that could lead to a loss of revenues or product liability claims.
Our products and platforms use complex technologies and, despite extensive testing and quality control procedures, may contain defects or errors, especially when first introduced or when new versions or enhancements are released. If defects or errors are discovered after release of either new versions or enhancements of our products and platforms, then among other consequences:

1. our reputation in the marketplace may be damaged;
2. we may have to defend against various liability claims;
3. we may be required to indemnify our customers, original equipment manufacturers or other resellers;
4. we may incur additional service and warranty costs; and
5. we may have to divert additional development resources to correct the defects and errors, which may result in the delay of new product releases or upgrades.

If any or all of the foregoing occur, we may lose revenues, incur higher operating expenses and lose market share, any of which could severely harm our financial condition and operating results.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

BUSINESS

Description of the Business
The Company provides a knowledge management platform for local business communities as a Software as a Service business. The platform enables neighborhood operators, such as BIDs, and their members to centralize all data about their neighborhood. It also equips them with map-based data analytics and tools like QR Code generators used to inventory and manage community assets, so they can keep track of local businesses, real estate, streets, and parks. By equipping communities with the Citiesense platform, cities are able to organize the most accurate information about neighborhoods -- such as storefront vacancy, tenancy, foot traffic, development and more, in order to guide operations, planning and development in the right direction.

Business Plan
The Company plans to achieve the following milestones in the next 12-18 months:

- Scale to communities in cities across the U.S. and Canada.
- Grow our team from two (2) full-time employees to seven (7) full-time employees.
- Release our "Member Portal" that will enable us to help local communities license their data as a membership benefit and increase their revenue.

The Company's Products

Product	Description	Current Market
Citiesense platform	Also described as "Neighborhood Knowledge Platform." The platform enables neighborhood operators, such as BIDs, and their members to centralize all data about their neighborhood.	The market for this platform primarily includes place-based organizations that manage downtowns, commercial districts, neighborhood, campuses and precincts in order to improve how these places perform economically, socially and environmentally on behalf of local stakeholders and other community members.

Competition

Competitors include companies that offer some type of software service that overlaps with the suite of services that the Company's Neighborhood Knowledge Platform provides. There are three primary services in this all-in-one product suite. These include (1) Geographic Information Systems ("**GIS**") services for accessing and analyzing data in a map-based data management platform, (2) Managing community membership for non-profits, including collecting and tracking fees for different types of membership and sponsorship, and (3) accessing information about local commercial real estate markets and insight into market dynamics.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Major incumbents in the above three product categories include:

ESRI: Leading GIS technology company - provides a popular software suite to work with geospatial data called ArcGIS. The Company already competes successfully by providing user-friendly geospatial data management specifically designed for neighborhood operators and their unique daily workflows.

Member365: Popular member management platform for non-profits. The Company aims to compete based on our all-in-one approach of providing member management in the same platform as all other operations and data management for the community. Consequently, it becomes easier for an organization to create superior access to data, content management and local information as a community member benefit.

CoStar: Leading real estate data company. CoStar supplies information on real estate markets based on a "top-down" research-based approach. The Company aims to compete with CoStar by providing a channel directly to the community of local stakeholders as a "ground-up" approach to standardizing and sharing better information about real estate and urban areas in general.

Customer Base

The Company has customers at three (3) tiers of our subscription offering, including roughly a thousand (1,000) using the free tier, ten (10) using the three thousand dollars ($3,000) per year paid tier, and six (6) using the five thousand dollars ($5,000) per year tier. Fifty-two percent (52%) of all the BID organizations in New York City use the Citiesense platform at one of these tiers of the service to manage data about their neighborhoods and improve access to this data for their communities of property owners and business owners, among others. The Company has also added an entry level tier of one hundred dollars ($100) a month and currently has three (3) customers using the entry level tier.

Supply Chain

Aside from basic web hosting services and software development environments, the Company also relies on Carto LLC for its PostgreSQL (SQL stands for Structured Query Language) map server for geospatial datasets.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Citiesense®	Promotion of real estate projects with sustainable energy demands; promotion of real estate projects that consider the scarcity of natural resources; promotion of real estate projects that encourage positive relationships between developers and local	citiesense	3/20/2014	12/8/2015	USA

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	communities; providing a subscription-based web-based platform that provides users with interactive tools, namely, non-downloadable software to list real estate development and infrastructure development opportunities, and track projects currently underway and recently completed; providing a subscription-based web-based platform, namely; providing on-line, non-downloadable database management software in the field of real estate development.				
Neighborhood Knowledge Platform®	Providing temporary use of non-downloadable cloud-based software for listing real estate development and infrastructure development opportunities, and for tracking projects currently underway and recently completed; providing temporary use of on-line non-downloadable software and applications for database management in the field of real estate development.	Neighbor-hood Knowledge Platform	5/18/2017	6/19/2018	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Starling Childs	Chief Executive Officer, Director	Chief Executive Officer. Oversees general operations of the Company, including mission planning, investor relations, business administration and development, strategies, sales and customer success, R&D, and marketing.	Yale University, MEM, 2014 Cornell University, B.Sc., 2007
Volkan Unsal	Chief Technology Officer	Chief Technology Officer. Oversees technical operations of the Company, including product development and R&D.	Baruch College, B.A., 2004

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	6,920,481
Voting Rights	1 vote per share of Common Stock
Anti-Dilution Rights	None*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	89.19%**

*Only Urban-X Accelerator SPV, LLC, has antidilution rights allowing it to maintain 7% ownership of the Company until an equity financing of $300,000.

**Amount outstanding as calculated on a fully-diluted basis and excludes reserved and unissued stock option pool.

Type of security	Common Options
Amount outstanding/Face Value	700,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.02%*

*The percentage ownership is calculated on a fully diluted basis and excludes reserved and unissued stock option pool.

Type of security	CrowdSAFE
Dollar Amount Outstanding	$80,000*
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.78%**

* This includes the total approximate amount raised in the offering previously, and includes the percentage of proceeds transferred to the Intermediary and other fees.

**The percentage ownership is calculated on a fully diluted basis and excludes reserved and unissued stock option pool.

Ownership

A majority of the Company is owned by Starling Childs.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage of voting equity ownership*
Starling Childs	Common Stock	35.50%
Volkan Unsal	Common Stock; Common Stock Options	24.01%

* Calculated on a fully diluted basis, including reserved and unissued stock option, and common options.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Recent Tax Return Information (2018)

Total Income	Taxable Income	Total Tax

$38,463	$0	$0

Operations

Citiesense Inc. (the "**Company**") was incorporated on February 10, 2017 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company previously existed as a limited liability company in Connecticut, known as Citiesense LLC, which was formed on March 1, 2013 and converted into the Company. The Company provides a knowledge management platform for local business communities as a Software as a Service business. The platform enables neighborhood operators, such as BIDs, and their members to centralize all data about their neighborhood. It also equips them with map-based data analytics and tools like QR Code generators used to inventory and manage community assets, so they can keep track of local businesses, real estate, streets, and parks. By equipping communities with the Citiesense platform, cities are able to organize the most accurate information about neighborhoods -- such as storefront vacancy, tenancy, foot traffic, development and more, in order to guide operations, planning and development in the right direction.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2019, the Company has $36,000 on hand which will be used to execute our business strategy. However, the Company has been regularly receiving revenue and continues to obtain cash investments at regular intervals.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-offering valuation to the Company at present; the securities are priced arbitrarily. In 2017, the Company conducted a valuation pursuant to Internal Revenue Code Section 409A that established a stock value of $0.022/share. However, such valuations are only meant to be relied upon for one year.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$105,000	670,481	Marketing, Website Development, R&D	February 6, 2017	Reg D 506(b)*
Crowd SAFE	$80,000**	344***	General Working Capital	01/01/2020	Regulation CF

*This Form D filed on February 27, 2017; a prior Form D was filed on November 30, 2015, for a separate offering.
**This amount includes the percentage of proceeds transferred to the Intermediary and other fees.
*** This number does not reflect the additional grant of securities made to the Intermediary.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the

Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the securities.
- The securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted no transactions with related persons.

EXHIBIT B
Disclaimers

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

I, Starling Childs, the CEO of Citisense Inc., hereby certify that

(1) the accompanying unaudited financial statements of Citisense Inc. thereto for the periods ending December 2019 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Citisense Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Citisense Inc. filed for the fiscal year ended December 2018.

(3) that the information below reflects accurately the information which will be reported on our 2019 tax return.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 29, 2020.

DocuSigned by:

Starling Childs (Signature)

89E36A0E1E36492...

Name: Starling Childs

Title: CEO

Date: April 29, 2020

Citiesense Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Citisense Primary Checking	-1.57
DEACTIVATED***TD BUSINESS CONVENIENCE PLUS (X 7442)	0.00
KEYBANK CHK 2596	1,725.28
Total Bank Accounts	**$1,723.71**
Accounts Receivable	
Accounts Receivable	19,451.00
Total Accounts Receivable	**$19,451.00**
Other Current Assets	
Uncategorized Asset	-13,489.28
Undeposited Funds	0.00
Total Other Current Assets	**$ -13,489.28**
Total Current Assets	**$7,685.43**
Fixed Assets	
Accumulated Amortization	-31,912.50
Software	77,196.43
Total Fixed Assets	**$45,283.93**
TOTAL ASSETS	**$52,969.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	13,158.00
Total Accounts Payable	**$13,158.00**
Credit Cards	
AMEX BUS CC 51002	2,523.72
SWC Chase Slate credit card	49.37
Total Credit Cards	**$2,573.09**
Other Current Liabilities	
NYS Payable	905.25
Paypal	-324.00
SWC Credit Card	11,842.95
Unearned Revenue	0.09
Total Other Current Liabilities	**$12,424.29**
Total Current Liabilities	**$28,155.38**

Citiesense Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
Long-Term Liabilities	
Founder Contributions from SWCIII	15,708.25
Total Long-Term Liabilities	**$15,708.25**
Total Liabilities	**$43,863.63**
Equity	
Investor Contribution	
Investor 1	40,000.00
Investor 2	10,000.00
Investor 3	40,000.00
URBAN-X	60,000.00
Total Investor Contribution	**150,000.00**
Opening Balance Equity	303.36
Retained Earnings	-133,376.29
Net Income	-7,821.34
Total Equity	**$9,105.73**
TOTAL LIABILITIES AND EQUITY	**$52,969.36**

Citiesense Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales of Product Income	19,884.80
Services	46,139.00
Total Income	**$66,023.80**
GROSS PROFIT	**$66,023.80**
Expenses	
Advertising	34.00
Bank Charges	259.71
Charitable Contributions	32.54
Commissions & Fees	450.00
Dues & Subscriptions	104.27
Insurance	762.00
Internet and Computer Expenses	712.89
Meals and Entertainment	221.69
Office Expenses	1,744.67
Office Supplies	48.99
Other General and Admin Expenses	1,331.25
Product and Service Utilities	9,907.16
Professional Fees	
Accounting Fees	2,132.00
Business Development	3,233.40
Legal Fees	2,730.69
Total Professional Fees	**8,096.09**
Rent or Lease	630.00
Star	26,646.93
Travel	1,887.48
Travel Meals	157.04
Uncategorized Expense	347.59
Volkan	3,500.00
Total Expenses	**$56,874.30**
NET OPERATING INCOME	**$9,149.50**
Other Income	
Other Income	251.57
Total Other Income	**$251.57**
Other Expenses	
Reconciliation Discrepancies	17,222.41
Total Other Expenses	**$17,222.41**
NET OTHER INCOME	**$ -16,970.84**
NET INCOME	**$ -7,821.34**

CITIESENSE INC.

BALANCE SHEET
As of December 31, 2018
(Unaudited)

ASSETS		2018
Current Assets:		
Cash and cash equivalents	$	34,773
Accounts receivable		16,380
Total Current Assets		51,153
Long-Term Assets:		
Property, plant, and equipment		5,015
Accumulated depreciation		1,255
Property, Plant and Equipment, Net		6,270
TOTAL ASSETS	$	57,423

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current Liabilities:		
Accounts payable	$	13,158
Accrued expenses		21,182
Deferred revenue		0
Total Current Liabilities		34,340
Long-Term Liabilities:		
Advances to founder		15,708
Total Long-Term Liabilities		15,708
TOTAL LIABILITIES		50,048
Stockholders' Equity:		
Common Stock $0.0001 par value, 15,000,000 shares authorized, 8,878,312 shares issued as of December 31, 2018, and 2017, respectively		888
Additional paid-in capital		105,000
Additional paid-in capital-SAFE		90,000
Retained earnings		(189,768)
Total Stockholders' Equity		6,120
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	57,423

CITIESENSE INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018

	2018
Revenues	$ 38,463
Operating Expenses:	
General and administrative	35,062
Sales and marketing	992
Professional fees	0
Total Operating Expenses	36,054
Operating Income (Loss)	2,409
Net Income (Loss)	$ 2,409

CITIESENSE INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018
(Unaudited)

	Common Stock (Units)	Common Stock (Amount)	Additional Paid-in Capital	Additional Paid-in Capital-SAFE	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2017	0	$ 0	$ 0	$ 90,000	$ (146,271)	$ (55,453)
Issuance of common stock upon conversion to c corporation	8,878,312	888	105,000	0	0	105,888
Net Income (Loss)	0	0	0	0	(45,906)	(45,906)
Balance as of December 31, 2017	8,878,312	888	105,000	90,000	(192,177)	3,711
Net Income (Loss)	0	0	0	0	2,409	2,409
Balance as of December 31, 2018	8,878,312	$ 888	$ 105,000	$ 90,000	$ (189,768)	$ 6,120

CITIESENSE INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2018
(Unaudited)

	2018
Cash Flows from Operating Activities	
Net Income (Loss)	$ 2,409
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,255
Changes in operating assets and liabilities:	
(Increase) decrease in accounts receivable	(15,380)
Increase (decrease) in accrued expenses	444
Increase (decrease) in unearned revenue	(625)
Net Cash Used in Operating Activities	(11,897)
Cash Flows from Investing Activities	
Purchase of property, plant and equipment	38,855
Net Cash Used in Investing Activities	38,855
Cash Flows from Financing Activities	
Issuance of common stock	0
Issuance of additional paid-in capital	0
Issuance of SAFE convertible securities	0
Net Cash Provided by Financing Activities	0
Net Change in Cash and Cash Equivalents	26,958
Cash and Cash Equivalents at Beginning of Period	7,815
Cash and Cash Equivalents at End of Period	$ 34,773
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	0

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